S&W SEED COMPANY
25552 South Butte Avenue
Five Points, CA 93624

December 6, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Ada D. Sarmento, Attorney-Advisor

Re: S&W Seed Company
     Registration Statement on Form S-3
     Filed October 21, 2013
     File No. 333-191819

Ladies and Gentlemen:

In connection with the proposed public offer and sale of securities under the above- referenced Registration Statement on Form S-3 (the "Filing"), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the Filing become effective at 4:15 p.m. Eastern Time, on Monday, December 9, 2013, or as soon thereafter as practicable.

With respect to this request, the Company acknowledges that:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

  The action of the Commission or the staff, acting pursuant to delegated authority in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

S&W Seed Company

By: /s/ Matthew K. Szot
 Matthew K. Szot
Senior Vice President Finance and
Chief Financial Officer